UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Metalpha Technology Holding Limited

(Name of Issuer)

Ordinary Shares, Par Value US$0.0001 Per Share

(Title of Class of Securities)

G28365 107

(CUSIP Number)

Ming Ni

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

People’s Republic of China

+852 63503942

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons
Ming Ni

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
	(See Instructions)	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
3,000,000 Ordinary Shares*
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
3,000,000 Ordinary Shares*
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,000,000 Ordinary Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
7.9%**

14.	Type of Reporting Person (See Instructions)
IN

*	Represents (i) 200,000 Ordinary Shares (as defined below), (ii) 2,000,000 Ordinary Shares issuable upon exercise of the Consulting Warrants and (iii) 800,000 Ordinary Shares issuable upon exercise of the PIPE Warrants.
**	Percentage of class based on 34,948,371 Ordinary Shares outstanding as of December 14, 2023, which information was provided by the Issuer (as defined below) to the Reporting Person (as defined below). In computing the percentage ownership of the Reporting Person, Ordinary Shares that the Reporting Person has the right to acquire within 60 days after December 14, 2023, including through the exercise of any option, warrant, or other right or the conversion of any other security, are included.

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Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the Schedule 13D originally filed by Mr. Ming Ni (the “Reporting Person”) with the U.S. Securities and Exchange Commission on December 1, 2021, as amended by the Amendment No. 1 filed on August 10, 2022, the Amendment No. 2 filed on February 13, 2023 and the Amendment No. 3 filed on June 7, 2023 (as amended, the “Schedule 13D”), with respect to the Reporting Person’s beneficial ownership of the Ordinary Shares. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment No. 4 shall have the same meanings ascribed thereto in the Schedule 13D.

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Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is amended and restated as follows:

The Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Metalpha Technology Holding Limited, an exempted company with limited liability incorporated in the Cayman Islands (previous name: Dragon Victory International Limited, the “Issuer”), whose principal executive offices are at Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, the People’s Republic of China.

The Ordinary Shares, are listed on the Nasdaq Capital Market under the symbol “MATH.”

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

(a)	The Schedule 13D is filed by the Reporting Person.

(b)	The Reporting Person’s business address is Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, the People’s Republic of China.

(c)	The Reporting Person is the chief operating officer and a director of the Issuer. The Issuer’s principal business is crypto-based private wealth management, with its principal executive offices located at Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, the People’s Republic of China.

(d)	During the past five years, the Reporting Person has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and was or is not as a result of such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or findings of any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented by adding the following:

On November 30, 2023, Folius Digital Opportunities Master Fund Ltd., a company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”), entered into a share purchase agreement (the “Purchase Agreement”) with the Reporting Person, pursuant to which the Reporting Person shall sell 600,000 Ordinary Shares (the “Sale Shares”) to the Purchaser at a price of US$1.50 per Ordinary Share. On December 14, 2023, the Sale Shares were transferred to the Purchaser.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of the applicable document, a copy of which is filed herewith as an exhibit and incorporated herein by reference in its entirety in this Item 3.

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Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) – (b)	The responses to Items 2, 4 and 6, and rows (7) through (13) of the cover page of this Amendment No. 4 are hereby incorporated by reference in their entirety in this Item 5.

Except as disclosed in the Schedule 13D, the Reporting Person does not beneficially own any Ordinary Shares or have the right to acquire any Ordinary Shares.

Except as disclosed in the Schedule 13D, the Reporting Person does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that he may be deemed to beneficially own.

(c)	Except as disclosed in the Schedule 13D, the Reporting Person has not effected any transaction in the Ordinary Shares during the past 60 days.

(d)	Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated as follows:

The information set forth in Items 3 and 4 is hereby incorporated by reference in its entirety in this Item 6.

Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented by adding the following:

Exhibit No.	Description
99.5	Share Purchase Agreement, dated November 30, 2023, between the Purchaser and the Reporting Person

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2023

Ming Ni

/s/ Ming Ni